Filed Pursuant to Rule 433

Registration Statement No. 333-162588

Pricing Term Sheet

October 22, 2009

Navistar International Corporation

$1,000,000,000 aggregate principal amount of

8.25% Senior Notes due 2021

This term sheet to the preliminary prospectus supplement dated October 20, 2009 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Navistar International Corporation

Security Description:	8.25% Senior Notes due 2021

Principal Amount:	$1,000,000,000

Gross Proceeds:	$963,280,000

Coupon:	8.250%

Maturity:	November 1, 2021

Price to public:	96.328% of principal amount

Underwriting Discount:	1.650%

Yield to Maturity:	8.750%

Spread to Benchmark Treasury:	495 basis points

Benchmark Treasury:	8.00% UST due 11/15/2021

Ratings:	Moody’s: B1
	S&P: BB-

Original Issue Discount:	The notes will be issued with original issue discount for United States federal income tax purposes

Interest Payment Dates:	May 1 and November 1, beginning May 1, 2010

Record Dates:	April 15 and October 15

Optional Redemption:	Redemption Period	Price
	November 1, 2014	104.125%
	November 1, 2015	102.750%
	November 1, 2016	101.375%
	November 1, 2017 and thereafter	100.000%

	Not more than once during each twelve-month period ending on November 1 of 2010, 2011, 2012, 2013 and 2014, the Issuer may redeem up to $50 million in principal amount of the notes in each such twelve-month period at a redemption price equal to 103% of the principal amount of the notes redeemed.

Make-whole Redemption:	Callable prior to November 1, 2014 at make-whole call price of Treasury + 50bps

Equity Clawback:	Redeem until November 1, 2012 at a price of 108.250% for up to 35% of the aggregate principal amount with the proceeds of certain public equity offerings

Trade Date:	October 22, 2009

Settlement Date:	October 28, 2009 (T+4)

CUSIP/ISIN:	63934E AM0 / US63934EAM03

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Banc of America Securities LLC J.P. Morgan Securities Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co.

Co-Managers:	RBC Capital Markets Corporation Scotia Capital (USA) Inc. UBS Securities LLC

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or J.P. Morgan Securities Inc. toll-free at 1-718-242-8002.

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